Genworth Life & Annuity
6610 West Broad Street Richmond, VA 23230

April 29, 2021

VIA EDGAR

The United States Securities and

Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Genworth Life & Annuity VA Separate Account 1

Genworth Life and Annuity Insurance Company

File Nos. 333-47732; 811-05343

Class ID: C000026715

SEC Accession No. 0001193125-21-136165

Request for Withdrawal of Registration Statement Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Genworth Life and Annuity Insurance Company (the “Company”) and Genworth Life & Annuity VA Separate Account 1 (the “Separate Account” or “Registrant”) hereby request the withdrawal of Registrant’s Post-Effective Amendment No. 54 to its Registration Statement on Form N-4 (Class ID C000026715; File No. 333-47732), together with all exhibits thereto, filed with the Securities and Exchange Commission on April 28, 2021 (the “Post-Effective Amendment”).

After filing the Post-Effective Amendment, we determined that certain parts of the filing did not upload properly onto the EDGAR database. The Post-Effective Amendment has not yet become effective, and no securities have been sold under the Post-Effective Amendment. Therefore, the Company and the Registrant respectfully request that an order be issued granting their request for withdrawal of the Post-Effective Amendment effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions, please contact me at 804.289.3545.

Sincerely,

/s/ Michael D. Pappas
Michael D. Pappas
Associate General Counsel